Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-___) and related Prospectus of Technical Olympic USA, Inc. for the registration of 2,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 8, 2005, with respect to the consolidated financial statements of Technical Olympic USA, Inc., Technical Olympic USA, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Technical Olympic USA, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young
Certified Public Accountants

Miami, Florida
July 18, 2005